February 10, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Eric Atallah

Mary Mast

Tamika Sheppard

Laura Crotty

Re:	Aardvark Therapeutics, Inc. (the “Registrant”)

Registration Statement on Form S-1, as amended (File No. 333-284440)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between February 7, 2025 and the date hereof, approximately 1,260 copies of the Preliminary Prospectus, dated February 6, 2025, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, February 12, 2025 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.
CANTOR FITZGERALD & CO.
RBC CAPITAL MARKETS, LLC
As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Frank Tang
Name:	Frank Tang
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ John Bishai
Name:	John Bishai
Title:	Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director, Co-Head of Equity Capital Markets

RBC CAPITAL MARKETS, LLC

By:	/s/ Greg Wiederrecht
Name:	Greg Wiederrecht
Title:	Managing Director

[Signature Page to Acceleration Request Letter]